Exhibit 99.83

Consent of Gregory Z. Mosher

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of GoldMining Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	News release dated August 5, 2020;
(b)	News release dated July 15, 2020;
(c)	Management's discussion and analysis for the three and six months ended May 31, 2020.
(d)	Technical report entitled "Technical Report Almaden Gold Property, Washington County, Idaho, USA" dated effective April 1, 2020;
(e)	News release dated June 24, 2020;
(f)	News release dated June 16, 2020;
(g)	Technical report entitled "Technical Report Yarumalito Gold-Copper Property, Departments of Antioquia and Caldas, Republic of Colombia" dated effective April 1, 2020;
(h)	News release dated June 3, 2020;
(i)	News release dated June 3, 2020;
(j)	News release dated May 5, 2020;
(k)	Management's discussion and analysis for the three months ended February 29, 2020;
(l)	Annual information form dated February 21, 2020;
(m)	Management's discussion and analysis for the year ended November 30, 2019;
(n)	News release dated January 30, 2020;
(o)	Management's discussion and analysis for the three and nine months ended August 31, 2019;
(p)	Management's discussion and analysis for the three and six months ended May 31, 2019;
(q)	Management's discussion and analysis for the three months ended February 28, 2019;
(r)	News release dated March 4, 2019;
(s)	Annual information form dated February 28, 2019;
(t)	Management's discussion and analysis for the year ended November 30, 2018; and
(u)	News release dated January 9, 2019.

/s/ Gregory Z. Mosher
Gregory Z. Mosher, P. Geo., M.Sc. Applied

Dated: September 25, 2020